SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2002

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F       [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes   [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

     FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

                                   ELTEK LTD.



6-K Items


1. Eltek Ltd. Proxy Statement for Annual General Meeting to be held December 29, 2002.

2. Eltek Ltd. Proxy Card.

                                                                          ITEM 1

                                   ELTEK LTD.

November 29, 2002

                  NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

Eltek Ltd. Shareholders:

         We cordially invite you to our Annual General Meeting of Shareholders. It will be held at 10 a.m. on Thursday, December 29, 2002 at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

         The purpose of the meeting is to consider and vote upon the following matters:

     1. Adoption of our Amended and Restated Articles of Association to incorporate changes made in accordance with the Israeli Companies Law;

     2. The election of one Class I director for a term expiring in 2003, two Class II directors for a term expiring in 2004 and two Class III directors for a term expiring in 2005;

     3. Approval and ratification of the terms of compensation for our outside directors;

     4. Approval and ratification of the terms of compensation for our independent director;

     5. Ratification of the grant of 30,000 stock options to the Chairman of our Board of Directors;

     6. Ratification of the grant of a bonus to the Chairman of our Board of Directors;

     7. Approval and ratification of the compensation of the Chairman of our Board of Directors and the reimbursement of expenses to be incurred by him;

     8. Appointment of Somekh Chaikin as our independent auditors for the year ending December 31, 2002;

     9. Receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2001; and

     10. The transaction of any other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

         You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                                     Sincerely,

                                                     Nissim Gilam, Chairman

BY ORDER OF THE BOARD OF DIRECTORS
Arieh Reichart, Chief Executive Officer and Secretary

1134038.1
                                 PROXY STATEMENT

         This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Thursday, December 29, 2002 and any adjournment thereof. Shareholders will be asked to vote upon: (i) the adoption of our Amended and Restated Articles of Association
(ii) the election of one Class I director, two Class II directors and two Class III directors;(iii) the terms of compensation for our outside directors; (iv) the terms of compensation for our independent director; (v) the grant of 30,000 stock options to the Chairman of our Board of Directors (vi) the grant of bonus to the Chairman of our Board of Directors (vii) the compensation of the Chairman of our Board of Directors and reimbursement of expenses to be incurred by him;
(viii) appointment of Somekh Chaikin, a member of KPMG, as our independent auditors for the year ending December 31, 2002; and (ix) consideration and receipt of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2001. Our 2001 Annual Report on Form 20-F, including our audited financial statements for the fiscal year ended December 31, 2001, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about November 29, 2002.

         Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

         As of November 26, 2002, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 4,855,651 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.6 per share. The presence of two shareholders, holding at least fifty percent of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. Proposal 1 requires the affirmative vote of the holders of seventy-five percent (75%) of the ordinary shares represented at the Meeting in person or by proxy and voting thereon. Except with respect to proposal 1, an affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon is required to approve each of the proposals to be presented at the Meeting.

         A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

         We have received indications from our principal shareholders (including Joseph A. Maiman, Integral International Inc., A. Sariel Ltd., Ohad Maiman and Michele Yankielowicz) and directors and officers, who together hold approximately 42.3% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.


                 ADOPTION OF THE COMPANY'S AMENDED AND RESTATED
                             ARTICLES OF ASSOCIATION
                           (Item 1 on the Proxy Card)

         Our existing Articles of Association were filled with the Israeli Companies Registrar on September 25, 1996. However, due to changes in Israel's business and legal environment and the effectivness of the new Israeli Companies Law as of February 1, 2000, our Articles of Association are outdated, and we believe that they do not provide us or our shareholders with the flexibility required to conduct our operations in the most efficient and productive manner. Therefore we are adopting the new Articles of Association. The proposed Articles of Association may be inspected without charge and copied at our offices located at Sgoola Industrial Zone, P.O. Box 159 Petach Tikva, 49101, Israel.

         Some of the more significant changes relative to the existing Articles of Association, which are not intended to be exhaustive, include the following:

       The Board of Directors, excluding the outside directors, will be divided into three classes, with member of each class elected for staggered terms of three years.

         The Board of Directors will have the ability to declare dividends (in cash or in kind) to shareholders without shareholder approval.

         As permitted under the new Companies Law, the proposed Amended and Restated Articles of Association will allow the Company, subject to certain limitation, to indemnify and/or exempt in advance the Company's officers and directors from liability due to a breach of their duty of care.


         Under the existing Articles of Association and the Israeli law which was in force until February 1, 2000, actions such as increases in the share capital of the company, share splits and other recapitalizations required the approval of at least 75% of the shareholders present and voting at a special meeting of shareholders. As permitted under the new Companies Law, the proposed Amended and Restated Articles of Association will require only a simple majority of shareholders present and voting at any shareholders meeting for approval of such actions.

       As permitted under the new Companies Law, the Company will be permitted to purchase its own shares under certain circumstances, which was previously prohibited.

         It is proposed that at the Meeting the shareholders adopt the following resolution:

                  "RESOLVED, that the Amended and Restated Articles of Association of the Company, be, and the same hereby are, adopted and approved."

         The affirmative vote of the holders of seventy-five percent (75%) of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary for approval of the proposal.

         The Board of Directors recommends a vote FOR the foregoing resolution


                              ELECTION OF DIRECTORS
                           (Item 2 on the Proxy Card)

      Subject to the approval of our Amended and Restated Articles Of Association, our board of directors will be divided into three (3) classes. The three classes are to be designated Class I, Class II, and Class III and will consist of one director, two directors and the remaining directors (other than outside directors), respectively. The term of office of the director in Class I will expire at the end of the first Annual General Meeting after his or her initial election; the term of office of the directors in Class II will expire at the end of the second Annual General Meeting after their initial election; and the term of office of the directors in Class III will expire at the end of the third Annual General Meeting after their initial election. At each Annual General Meeting after the initial classification of the Board, the class of directors whose term expires at the time of such election will be elected to hold office until the third succeeding Annual General Meeting. Each director will hold office until the end of the Annual General Meeting at which his or her term ends, or until his or her office is vacated pursuant to these Articles or the Israeli Companies Law, which ever occurs first. In addition to these three classes of directors, we have two "outside directors" as defined by the Israeli Companies Law who hold office for a term of three years. All the members of our board of directors, except the outside directors, may be reelected upon completion of their term of office.

         The Board of Directors proposes the election of (i) Mr. Jack Bigio to serve as Class I director to hold office for one year until the Annual General Meeting of Shareholders to be held in 2003, and until his successors are elected and qualified, (ii) Messrs. David Banitt and Leo Malamud, to serve as Class II directors to hold office for two years until the Annual General Meeting of Shareholders to be held in 2004, and until their successors are elected and qualified, and (iii) Messrs. Joseph A. Maiman and Nissim Gilam, to serve as Class III directors to hold office for three years until the Annual General Meeting of Shareholders to be held in 2005, and until their successors are elected and qualified and. Each nominee is currently serving as a member of the Board of Directors.

         In the event the proposal to adopt the Amended and Restated Articles of Association is not approved, the nominees for directors will be elected for a one-year term.

         Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

         Under the Company's Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Messrs. Gilam, Banitt, Bigio, Maiman and Malamud. Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Name                               Age     Position
Nissim Gilam.....................  63      Chairman of the Board of Directors
David Banitt.....................  50      Director
Jack Bigio ......................  38      Director
Joseph A. Maiman.................  56      Director
Leo Malamud......................  49      Director


Nominees For Election As Director For Terms Expiring In 2003


         Nissim Gilam has served as Chairman of our Board Of Directors since December 1, 1998. Mr. Gilam has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002 Mr. Gilam has been self-employed. From September 1993 until March 2002, he served as managing director of Ney Agencies Ltd., an Israeli company that served as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, he served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

     David Banitt an independent director, has served as a director since March 1997. Since August 2001, Mr. Banitt has served as chief executive officer of Nano-OR Ltd. an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR and since January 2001, he was self-employed. From September 1993 until January 2001, Mr. Banitt served as president of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior thereto and from September 1993, Mr. Banitt served as general manager of Nitzanim Initiative Center and managed of the technological incubator and holding company. Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.


     Jack Bigio has served as a director since May 2000. Since May 2002, Mr. Bigio has served as chief executive officer of Ampal (Israel) Ltd., a public holding company that trades on the Nasdaq Stock Market. From July 1995 until April 2002 Mr. Bigio served as vice president-operations and finance of Merhav M.N.F. Ltd. Prior thereto he served as an economist and executive assistant to the president of Merhav M.N.F. Ltd. for five years. Mr. Bigio holds a B.A. degree in Economics and Business Administration and an M.B.A. degree, both from The Hebrew University of Jerusalem.

     Joseph A. Maiman has served as a director since July 1988. Mr. Maiman has served as president of Merhav M.N.F. Ltd. since August 1972. Since January 2002, Mr. Maiman has served as the chairman of the board of directors of Israel 10 Channel Ltd. and since April 2002 Mr. Maiman has served as the chairman of the board of directors of Ampal (Israel) Ltd. Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

     Leo Malamud has served as a director since March 1998. Mr. Malamud has served as vice president of Merhav M.N.F. Ltd. in charge of project financing and the group's Latin American activities since 1996. Prior thereto and since 1986, Mr. Malamud served as senior vice president of M.I.C. Metropolitan Investments Corporation, an Argentinean corporation engaged in financial projects. Mr. Malamud holds a B.SC. degree in Industrial and Management Engineering from the Technion, Haifa and an M.B.A. degree from McGill University, Montreal.


         The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

Outside Directors Continuing in Office


     Revital Dgani, 46, has served as an outside director since December 2000. Ms. Dgani has been an attorney for 19 years and has been self-employed since January 2000. From April 1995 until December 1999, Ms. Dgani was in-house counsel of Reved Ltd., an Israeli company engaged in engineering and construction of residential and commercial buildings and whose shares trade on the Tel Aviv Stock Exchange. Ms. Dgani received her qualification as a lawyer and has been a member of the Israel Bar since 1981. Ms. Dgani holds a B.A. degree in Law from Tel Aviv University. Ms. Dgani's term as an outside director will expire in 2003.

     Erez Shachar, 39, has served as an outside director since December 2000. Mr. Shachar has served since July 1997 as President and Chief Executive Officer of Nur Macroprinters Ltd., an Israeli company that manufactures wide and superwide printing systems and whose shares are traded on the Nasdaq Stock Market. From May 1995 until July 1997, Mr. Shachar held various positions at Scitex Europe S.A. (Brussels). Between 1989 and 1992, Mr. Shachar was a software engineer responsible for new product development for Scitex Corporation Ltd. in Israel. Mr. Shachar holds a B.Sc. degree in Mathematics and Computer Science from Tel Aviv University and an M.B.A. degree from Insead, Fontainebleau. Mr. Shachar's term as an outside director will expire in 2003.


                        BOARD OF DIRECTORS AND COMMITTEES

Independent and Outside Directors

         The Israeli Companies Law requires Israeli companies that have offered their shares to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

         No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

Audit Committee

         The Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related-party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. Our audit committee is currently composed of Ms. Revital Dgani and Messrs. David Banitt and Erez Shachar.

         In addition, the Nasdaq Stock Market requires us to have at least three independent directors on our board of directors and to establish an audit committee independent of management. All of the directors serving on our audit committee qualify as independent directors under the Nasdaq Stock Market requirements and Ms. Dgani and Mr. Shachar as independent directors under the Israeli Companies Law.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information as of November 16, 2001 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and
(iii) all directors and executive officers as a group:

                                                                                                 Percentage of
                                                               Number of Ordinary Shares          Outstanding
Name                                                             Beneficially Owned (1)       Ordinary Shares (2)
                                                                 ----------------------       -------------------
-----------------------------------------------------------
Joseph A. Maiman (3)....................................                   1,395,496                 28.56%
Integral International Inc. (3).........................                   1,068,396                 21.8%
Nissim Gilam (4)........................................                      41,590                   *
David Banitt............................................                      --                       --
Jack Bigio..............................................                                               --
                                                             --
Revital Dgani...........................................                      --                       --
Leo Malamud.............................................                     --                        --
Erez Shachar............................................                     --                        --
All directors and executive officers as a group
(12 persons) (5)........................................                   1,697,794                 33.97%

--------------------
 *    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days of November 26, 2002 are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 4,855,651 ordinary shares issued and outstanding as of November 26, 2002.

(3) Of such shares, 327,100 Ordinary Shares are held directly by Mr. Maiman, 1,040,645 Ordinary Shares are held of record by Integral International Inc. ("Integral"), a Panama corporation controlled by Mr. Maiman, and 27,751 Ordinary Shares are held of record by Integral's wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the 1,068,396 ordinary shares held directly by Integral International and A. Sariel. Mr. Maiman disclaims beneficial ownership in 235,000 ordinary shares held by each of his son, Ohad Maiman, and his sister, Michele Yankielowicz.

(4) Includes 20,000 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(5) Includes 23,333 ordinary shares issuable upon exercise of currently exercisable stock options granted under our 1996 Stock Option Plan, and 89,333 ordinary shares issuable upon exercise of currently exercisable stock options granted under our 2000 Stock Option Plan.

Directors and Executive Compensation


         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2001:


                                                                 Salaries, fees,
                                                             commissions and bonuses   -----------------------
                                                                                         Pension, retirement
                                                                                        and similar benefits
All directors and executive officers
 as a group, consisting of twelve persons..................  ------------------------         $110,000
                                                                     $754,000

         During the fiscal year ended December 31, 2001, we paid each of our outside and independent directors an annual fee of NIS 18,200 ($4,120) and a per meeting attendance fee of NIS 1,200 ($270). We paid Nissim Gilam, Chairman of our Board of Directors, a management fee of $3,500 per month. In the first quarter of 2001, we paid Mr. Gilam a bonus of NIS 90,000 ($20,380) for his services during the nine-month period ended December 31, 2000.

         As of December 31, 2001, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 162,000 ordinary shares. Of such options, 28,000 options have an exercise price of $1.75 and 134,000 options have an exercise price of $4.375. The options vest over a three-year period. Of such options, 14,000 ordinary shares expire in May 2003, options to purchase 14,000 ordinary shares expire in November 2004 and options to purchase 134,000 ordinary shares expire in July 2005. All of the options were issued under our 1996 and 2000 Stock Option Plans.

Related Party Transactions

         During 1994, our manufacturing facility experienced a mechanical failure, for which we filed a claim with our insurer in the amount $815,461 to cover damages flowing from this failure. In December 1994, we agreed to sell the claim against the insurer for $467,000 to certain of our shareholders which included Integral International, Inc., Zilnat Holdings B.V., Dr. Ehud Geller (our former chairman of the board of directors), Samuel Friedrich, Litani Capital Management Ltd. (a former shareholder which transferred its rights under this agreement to LCM Holdings LDC), Mahir Reiss and Herve Debache. Under the agreement with these shareholders, as amended, they have the right to receive, after deduction of legal expenses, up to a maximum of $650,000 of any funds recovered from our insurer. Any remaining funds will belong to us. In 1997 the District Court of Tel Aviv dismissed the complaint for lack of standing based on the fact that we had sold the right to claim damages from our insurer to our shareholders. We appealed the decision to the Supreme Court, which overruled the decision on January 20, 1999, allowing the parties to amend their pleadings, and remanded the case to the District Court. The district court dismissed the case for lack of evidence of the cause of the mechanical failure, and awarded trial expenses and legal fees to the insurer. Both parties filed motions to appeal with the Supreme Court that are currently pending.

         During 2001, we obtained travel services worth NIS 132,000 ($30,000) from Tour Darom Travel and Tours Ltd., a travel agency that was owned by Mr. Joseph Maiman, our principal beneficial shareholder and director. In July 2001, Mr. Maiman sold his interest in Tour Darom Travel and Tours Ltd.

                COMPENSATION FOR THE COMPANY'S OUTSIDE DIRECTORS
                           (Item 3 on the Proxy Card)

         Pursuant to the Companies Law, an outside director is entitled to compensation and to reimbursement of expenses as provided in the Companies Regulations (Rules Regarding Compensation to an Outside Director), 5760-2000, or the Companies Regulations, promulgated under the Companies Law. The Companies Regulations provide that an outside director is entitled to receive from the company an annual fee and a per meeting attendance fee for his or her participation at a meeting of the board of directors or any board committee (including written resolutions, meetings of committees of the Board of Directors, or convened by our Chief Executive Officer), up to the amounts specified in the Companies Regulations. An outside director is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with his or her service as an outside director.

         Ms. Revital Dgani and Mr. Erez Shachar were elected to serve as our outside directors at our Annual General Meeting of Shareholders held on December 6, 2000. They will serve for a term of three years until the Annual General Meeting of Shareholders to be held in 2003 and until their successors are elected and qualified.

         During the year 2000, each of Ms. Dgani and Mr. Shachar were paid an annual fee of NIS 12,700 ($2,700) and a per meeting attendance fee of NIS 1,125 ($230). During the year 2001 each of Ms. Dgani and Mr. Shachar were paid an annual fee of NIS 18,200 ($3,890) and a per meeting attendance fee of NIS 1,200 ($260). During the year 2002 each of Ms. Dgani and Mr. Shachar were paid an annual fee of NIS 16,050 ($3,430) and a per meeting attendance fee of NIS 1,200 ($260).

         Our audit committee and board of directors ratified and approved the payments to our outside directors for the years 2000, 2001 and 2002.

         For the year ending December 31, 2003, our board of directors determined to compensate Ms. Dgani and Mr. Shachar, by paying each of them an annual fee and a per meeting attendance according to the fixed amount specified in the Companies Regulations.

         The Israeli Companies Law requires that the terms of compensation to outside directors be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders, unless such payments are determined according to the fixed amount specified in the Companies Regulations.

         It is therefore proposed that at the Annual General Meeting the shareholders adopt the following resolution:

         "RESOLVED, that payments to our outside directors during the years 2000, 2001 and 2002, are herby ratified, confirmed and approved."



         Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.


               COMPENSATION FOR THE COMPANY'S INDEPENDENT DIRECTOR
                           (Item 4 on the Proxy Card)

         The Israeli Companies Law requires that the terms of compensation to directors, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.

          Mr. David Banitt has served as our director since March, 1997, and is a member of our Audit Committee. Mr. Banitt qualifies as independent director under the Nasdaq Stock Market requirements. Our audit committee and board of directors determined to compensate Mr. Banitt by paying him an annual fee and a per meeting attendance fee equal to the compensation received by our outside directors.

         During the year 2000 Mr. Banitt was paid an annual fee of NIS 12,700 ($2,715) and a per meeting attendance fee of NIS 1,125 ($240). During the year 2001 Mr. Banitt was paid an annual fee of NIS 18,200 ($3,890) and a per meeting attendance fee of NIS 1,200 ($260). During the year 2002 Mr. Banitt was paid an annual fee of NIS 1,200 ($260) and a per meeting attendance fee of NIS 1,200 ($260).

         Our audit committee and board of directors ratified and approved the payments to our independent director for 2000, 2001 and 2002 fiscal years, and approved, subject to his election by our shareholders at this Meeting, to pay our independent director annual remuneration of NIS 18,960 ($4,050) and a per meeting (including written resolutions, meetings of committees of the Board of Directors, or convened by our Chief Executive Officer) attendance fee of NIS 949 ($205).

         It is proposed that at the Meeting the shareholders adopt the following resolution:

         "RESOLVED, that payments to our independent director during the 2000, 2001 and 2002 fiscal years are herby ratified, confirmed and approved, and that the decision of the audit committee and board of directors of the Company to pay our independent director an annual remuneration of NIS 18,960 ($4,050) and a per meeting attendance fee of NIS 949 ($205) be and hereby is ratified and approved."

         Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

                     Grant of Stock Options to our Chairman
                           (Item 5 on the Proxy Card)


         The Companies Law requires that the terms of compensation to directors, including grants of options, should be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. In consideration for his valuable contribution to our company, Mr. Nissim Gilam, Chairman of the Board of Directors was granted stock options to purchase a total of 30,000 ordinary shares under our 2000 Stock Option Plan. The exercise price of the options is $4.375 per share, the fair market value of our ordinary shares on August 2, 2000. The options vest ratably over a three-year period from the date of grant, are exercisable beginning August 2, 2001 and will terminate on August 1, 2005.

         Our audit committee and board of directors ratified and approved the grant of stock options to purchase a total of 30,000 ordinary shares under our 2000 Stock Option Plan to Mr. Gilam.


         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

         "RESOLVED, that the grant of options to purchase 30,000 ordinary shares to Mr. Nissim Gilam, Chairman of the Board of Directors, at an exercise price of $4.375 per share be, and the same hereby is, ratified, confirmed and approved."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.


                         Grant of Bonus to our Chairman
                           (Item 6 on the Proxy Card)

         The Companies Law requires that the terms of compensation to directors, be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders.

         Mr. Nissim Gilam has served as Chairman of our Board of Directors since December 1, 1998. During the year 2000, in consideration for his valuable continuing contribution to the management and development of our company since his appointment as Chairman, a bonus in the amount of NIS 90,000 ($20,380) was granted to Mr. Gilam. Our audit committee and board of directors approved and ratified the grant of the bonus. It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

         "RESOLVED, that the grant of the bonus in the amount of NIS 90,000 ($20,380) to Mr. Nissim Gilam, Chairman of the Board of Directors, is herby ratified, confirmed and approved."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.


           APPROVAL OF COMPENSATION FOR OUR CHAIRMAN AND REIMBURSEMENT
                       OF EXPENSES TO BE INCURRED BY HIM
                           (Item 7 on the Proxy Card)

         The Companies Law requires that the terms of compensation to directors be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. For the continuing contributions of Mr. Nissim Gilam, our Chairman of the Board, to the management and development of our company since his appointment as Chairman, our audit committee and Board of Directors decided, subject to his election at this Meeting, to compensate him by approving the payment of a monthly fee to Mr. Gilam in the amount of $3,500 plus value added tax, effective as of April 2000.

         Moreover, our audit committee and Board of Directors decided, subject to his election at this Meeting, to reimburse Mr. Gilam for various expenses incurred by him in connection with his service as Chairman of the Board in an annual amount of up to NIS18,000 ($3,850) effective as of June 2002.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

         "RESOLVED, that the resolution of the Board of Directors to pay Mr. Nissim Gilam, Chairman of the Board of Directors, a monthly fee in the amount of $3,500 plus value added tax and to reimburse him for expenses incurred by him in connection with his service as Chairman of the Board in an annual amount of up to NIS18,000 ($3,850) be, and the same hereby is, adopted and approved."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.


                             APPOINTMENT OF AUDITORS
                           (Item 8 on the Proxy Card)

         Our Annual General Meeting of Shareholders first appointed Somekh Chaikin, independent public accountants and a member of KPMG, as our auditors in 1996. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors. As a result of Somekh Chaikin's knowledge of our operations and reputation in the auditing field, the Board of Directors believes that the firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors has again recommended the selection of Somekh Chaikin as our auditors for the period ending December 31, 2002 and recommends that the shareholders approve the recommendation. The remuneration of Somekh Chaikin will be determined by the Board of Directors according to the volume and nature of their services.

         The following resolution will be offered by the Board of Directors at the Meeting:

         "RESOLVED, that the recommendation of our Board of Directors to appointment Somekh Chaikin to conduct the annual audit of our financial statements for the year ending December 31, 2002 is hereby approved."


         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.



              RECEIVE AND CONSIDER THE AUDITOR'S REPORT, DIRECTORS'
                  REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 9 on the Proxy Card)

         At the Meeting, our Auditor's Report, Directors' Report and the Consolidated Financial Statements for the fiscal year ended December 31, 2001 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Auditors' Report, Directors' Report and the Consolidated Financial Statements for the fiscal year ended December 31, 2001.

         The Board of Directors recommends a vote FOR the consideration and receipt of the Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2001.



                                  OTHER MATTERS

         The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.



                                         By Order of the Board of Directors,


                                         Arieh Reichart
                                         Chief Executive Officer and Secretary

Dated: November 29, 2002

                                                                          ITEM 2

                                   ELTEK LTD.
                                4 Drezner Street

                             Sgoola Industrial Zone
                           Petach Tikva, 49101 Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Arieh Reichart and Nissim Gilam, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.6 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, December 29, 2002 at 10:00 a.m. at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

     (1) Adoption of the Company's Amended and Restated Articles of Association to incorporate changes made in accordance with the Israeli Companies Law.

                  [ ] FOR             [ ] AGAINST                 [ ] ABSTAIN

     (2)  Election  of one Class I director  for a term  expiring  in 2003,  two
          Class II directors for a term expiring in 2004 and two Class III directors for a term expiring in 2005.

          In the event that the first proposal is not passed the election of the nominees will be for a one year term.

     [ ] FOR all nominees listed at right (except as marked to contrary at right)

Class I Directors:
JACK BIGIO

Class II Directors:
DAVID BANITT
LEO MALAMUD

Class III Directors:
JOSEPH MAIMAN
NISSIM GILAM

[ ] WITHHOLD AUTHORITY to vote for all nominees at right

INSTRUCTION:  To withhold authority to vote for any individual nominee, strike a line through the nominee's name at right.



          (3) Approval and ratification of the terms of compensation for our outside directors.


                  [ ] FOR             [ ] AGAINST                 [ ] ABSTAIN

          (4) Approval and ratification of the terms of compensation for our independent director.

                  [ ] FOR             [ ] AGAINST                 [ ] ABSTAIN

          (5) Ratification of the grant of 30,000 stock options to the Chairman of our Board of Directors .

                  [ ] FOR             [ ] AGAINST                 [ ] ABSTAIN

          (6) Ratification of the grant of a bonus to the Chairman of our Board of Directors.

                  [ ] FOR             [ ] AGAINST                 [ ] ABSTAIN

          (7) Approval and ratification of the compensation to be paid to the Chairman of our Board of Directors and the reimbursement of expenses to be incurred by him.

                  [ ] FOR             [ ] AGAINST                 [ ] ABSTAIN

          (8) Appointment of Somekh Chaikin, Independent Accountants as the Company's independent auditors for the period ending December 31, 2002.



                  [ ] FOR             [ ] AGAINST                 [ ] ABSTAIN

          (9) To consider and approve the Auditors and Directors Reports and the Financial Statements of the Company for the fiscal year ended December 31, 2001.

                  [ ] FOR             [ ] AGAINST                 [ ] ABSTAIN






                          (PLEASE SIGN ON REVERSE SIDE)

         THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR
(i) THE ELECTION OF THE SEVEN NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 7 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                                      Dated_________________________________2002

                                          --------------------------------------
                                                     Signature(s)
                                          --------------------------------------
                                                 Signatures, if held jointly

                                    (Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ELTEK LTD.
                                     ------------------------------------
                                                       (Registrant)



                                     By: /s/Arieh Reichart
                                         --------------------------------
                                         Arieh Reichart
                                         President and Chief Executive Officer



Date:   December 4, 2002